VF 3-18-04

SEC 04015978 [C]OMMISSION
Washington, D.C. 20549

AA 3/17/2004

OMB APPROVAL
OMB Number: 3234-0123
Expires: October 31, 2004
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 47184

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ~~01/01/03~~ 03/31/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: CFD Fund Distributors, Inc.
NN: **Jones, Byrd & Attkisson, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2839 Paces Ferry Road, Suite 320
(No. and Street)

Atlanta	**GA**	**30339**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cynthia S. White **(770) 431-6200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DW

OATH OR AFFIRMATION

I, **Cynthia S. White**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Jones, Byrd & ATtkisson, Inc., as

of **December 31** , **2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cynthia S. White
Signature

Financial & Operations Principal
Title

Tamara C. Jenious
Notary Public, Cobb County, Georgia.
My Commission Expires Jan.10, 2005.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

JONES, BYRD & ATTKISSON, INCORPORATED
(Formerly CFD Fund Distributors, Inc.)
Financial Statements and Schedules
as of December 31, 2003
With
Report of Independent Auditor

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Jones, Byrd & Attkisson, Incorporated:

We have audited the accompanying statement of financial condition of Jones, Byrd & Attkisson, Incorporated, (formerly CFD Fund Distributors, Inc.), which is wholly-owned by IFS Holdings, Inc., as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the period from April 1, 2003 to December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Jones, Byrd & Attkisson, Incorporated as of December 31, 2003 and the results of its operations and its cash flows for the nine month period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA PC

RUBIO CPA, PC

February 12, 2004
Atlanta, Georgia

JONES, BYRD & ATTKISSON, INCORPORATED
(Formerly CFD Fund Distributors, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$ 85,099
Due from clearing broker dealer	8,893
Clearing deposit	35,000
Accounts receivable	6,361
Total assets	$ 135,353

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 15,852
Due to parent	2,820
Total liabilities	18,672
Stockholder's Equity	
Common stock, $.001 par value, 20,000,000 shares authorized, 100 shares issued and outstanding	-
Additional paid-in capital	112,739
Retained earnings	3,942
Total stockholder's equity	116,681
Total liabilities and stockholder's equity	$ 135,353

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
(Formerly CFD Fund Distributors, Inc.)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 1 TO DECEMBER 31, 2003

REVENUES:	
Commissions	$ 68,317
Total revenues	68,317
EXPENSES:	
Employee compensation and benefits	7,994
Other operating expenses	55,381
Total expenses	63,375
INCOME BEFORE INCOME TAXES	4,942
INCOME TAX EXPENSE	1,000
NET INCOME	$ 3,942

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
(Formerly CFD Fund Distributors, Inc.)
STATEMENT OF CASH FLOWS
For the Period from April 1 to December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,942
Noncash items included in net loss:	
Increase in due from clearing broker dealer	(8,893)
Increase in clearing deposit	(35,000)
Decrease in prepaid expenses	2,739
Increase in accounts payable	15,852
Increase in due to parent	2,820
Increase in accounts receivable	(6,361)
Net cash used by operating activities	(24,901)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	110,000
Net cash provided by financing activities	110,000
NET INCREASE IN CASH	85,099
CASH, at beginning of period	-
CASH, at end of period	$ 85,099

SUPPLEMENTAL CASH FLOW INFORMATION:

Substantially all of the Company's non-cash assets were distributed to its selling stockholder during August 2003	$ 76,375

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
(Formerly CFD Fund Distributors, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Period from April 1 to December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, March 31, 2003	$ 1,000	$ 79,379	$ (1,265)	$ 79,114
Distribution of substantially all assets to Former Parent	(1,000)	(75,375)		(76,375)
Contributions from Parent:				
Cash		100,000		100,000
Expense payments		10,000		10,000
Net income			3,942	3,942
Balance, December 31, 2003	$ -	$ 114,004	$ 2,677	$ 116,681

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
(Formerly CFD Fund Distributors, Inc.)
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2003

CORPORATE ORGANIZATION AND BUSINESS

Jones, Byrd & Attkisson, Incorporated, formerly known as CFD Fund Distributors, Inc. (the "Company"), was wholly-owned by The BISYS Group, Inc. ("Former Parent") until August 2003. Effective August 2003, the Company was sold to IFS Holdings, Inc. ("Holdings").

The Company is subject to the regulations of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the securities divisions of the various states where the Company is licensed to do business.

At December 31, 2003, the Company's principle business activities are retail brokerage and investment banking services. Most of the Company's customers are located in Georgia.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses. Actual results may differ from the estimated amounts.

Income Taxes: The Company is to be included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred liabilities or assets between years. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

JONES, BYRD & ATTKISSON, INCORPORATED
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
(Formerly CFD Fund Distributors, Inc.)
December 31, 2003

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $117,681 which was $67,681, in excess of its required net capital of $50,000.

RELATED PARTY TRANSACTIONS

Holdings paid substantially all of the Company's startup and other costs, including payment of the purchase price for CFD Fund Distributors, Inc., incurred from August 2003 to December 2003.

In addition, the Company received $13,000 of commission income for raising $130,000 for the Parent pursuant to a private placement memorandum.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

INCOME TAXES

The provision for income taxes is summarized as follows:

	2003
Current income tax expense	$ 1,000
Deferred income taxes	-
Income tax expense (benefit)	$ 1,000

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. There were no significant differences at December 31, 2003.

JONES, BYRD & ATTKISSON, INCORPORATED
(Formerly CFD Fund Distributors, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2003

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 116,681
Less nonallowable assets	-
Haircuts	-
Net capital	$ 116,,681
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness	$ 18,672
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 50,000
EXCESS NET CAPITAL	$ 66,681
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	16%

JONES, BYRD & ATTKISSON, INCORPORATED
(Formerly CFD Fund Distributors, Inc.)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2003

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' funds or securities.

SCHEDULE III

RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4
DECEMBER 31, 2003

Net capital as reported in December 31, 2003 Focus Report	$ 127,173
Audit adjustments:	
To record accounts receivable	6,360
To record additional accrued expenses	(15,852)
To recognize income tax liability	(1,000)
Net capital per Schedule I	$ 116,681

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Board of Directors of
Jones, Byrd & Attkisson, Incorporated (Formerly CFD Fund Distributors, Inc.):

In planning and performing our audit of the financial statements of Jones, Byrd & Attkisson, Incorporated for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Jones, Byrd & Attkisson, Incorporated that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period from April 1 to December 31, 2003 and this report does not effect our report thereon dated February 12, 2004.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 12, 2004
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC